Exhibit 99.1

Bon Natural Life Limited

Registered Company No 358246

(the Company)

NOTICE OF EXTRAODINARY GENERAL MEETING

Notice is hereby given that the extraordinary general meeting (the Meeting) of Bon Natural Life Limited, a Cayman Islands exempted company with limited liability (the Company) will be held at Room 601, Block C, Gazelle Valley, No.69, Jinye Road, High-Tech Zone, Xi’an, Shaanxi, China on 15 April 2025 at 10:00 A.M. (local time) for the purpose of, considering and, if thought fit, passing with or without amendments, the following resolutions of the Company:

resolution 1 – SHARE CONSOLIDATION

“RESOLVED as an ordinary resolution that, with effect from the effective date to be determined by the board of directors of the Company by a Resolution of Directors:

(a)	every twenty five (25) existing issued and unissued class A ordinary shares of a par value of US$0.001 each in the Company (the Existing Class A Ordinary Shares) be consolidated into one (1) class A ordinary share of a par value of US$0.025 each (the Consolidated Class A Ordinary Shares), where such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Class A Ordinary Shares as set out in the existing memorandum and articles of the Company (the Existing Memorandum and Articles); and

(b)	all fractional entitlements to the issued Consolidated Class A Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company, but any fractional shares resulting from the Share Consolidation will be rounded up to the next whole number, such that, the authorised share capital of the Company after the Share Consolidation shall become US$300,000 divided into (a) 10,800,000 class A ordinary shares of a par value of US$0.025 each and (b) 30,000,000 class B ordinary shares of a par value of US$0.001 each (the Share Consolidation).”

resolution 2 – increase in authorised share capital

“RESOLVED as an ordinary resolution that with effect immediately after the Share Consolidation takes effect, (i) additional 989,200,000 class A ordinary shares of a par value of US$0.025 each, which rank pari passu in all respect with each other and the Consolidated Class A Ordinary Shares, (ii) additional 20,000,000 class B ordinary shares of a par value of US$0.001 each, which rank pari passu in all respect with each other and the Consolidated Class B Ordinary Shares and (iii) a new class of shares comprising of 50,000,000 preference shares of a par value of US$0.001 each, be created (the Increase in Authorised Share Capital), such that the authorised share capital of the Company after the Increase in Authorised Share Capital shall be increased to US$25,100,000 divided into (i) 1,000,000,000 class A ordinary shares of a par value of US$0.025 each, (ii) 50,000,000 class B ordinary shares of a par value of US$0.001 each and (iii) 50,000,000 preference shares of a par value of US$0.001 each.”

resolution 3 – Adoption of Restated M&A

“RESOLVED as a special resolution that the Company adopts the fourth amended and restated memorandum and articles of association of the Company (the Restated M&A), the draft of which is attached hereto as Appendix 1, in its entirety and in substitution for, and to the exclusion of, the Existing Memorandum and Articles with effect from the date the Share Consolidatoin and the Increase in Authorised Share Capital take effect.”

As at the date of this notice of meeting, there are 91,891,914 class A ordinary shares of US$0.001 par value each and 2,041,839 class B ordinary shares of US$0.001 par value each in issue, representing approximately 31% and 69% of the voting power of the Company, respectively. Due to the disparate voting powers associated with the Company’s two classes of ordinary shares, upon completion of the proposed Share Consolidation, there will be 3,675,677 class A ordinary shares of US$0.025 par value each and 2,041,839 class B ordinary shares of US$0.001 par value each in issue, representing approximately 2% and 98% of the voting power of the Company, respectively.

As a result, holder(s) of Company’s class B ordinary shares of US$0.001 par value each will be able to control the 99% of the voting power of the Company whilst holders of the Company’s class A ordinary shares of US$0.025 par value each will have an aggregate voting power of the Company reduced to 1% after the Share Consolidation.

All shareholders of the Company at the close of business on 26 March 2025 (the Record Date) are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By order of the board,

Bon Natural Life Limited

Name:	Yongwei Hu
Director

Dated April 1, 2025

Proxies

A member entitled to attend and vote at the meeting may appoint a proxy.

A blank proxy form is attached. Please consider carefully the conditions attaching to appointment of a proxy.

A proxy form in hard copy must be delivered to Room 601, Block C, Gazelle Valley, No.69, Jinye Road, High-Tech Zone, Xi’an, Shaanxi, China, attention to: Cindy Liu.

A proxy form in electronic copy must be delivered to bonnatural@appchem.cn.

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

1	If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

2	If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on 26 March 2025, being the Record Date, are entitled to attend and vote at the meeting of the Company.

3	A proxy need not be a member of the Company.

If you complete a proxy form, can you still attend and vote at the meeting?

4	Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes.

Multiple proxies

5	If you are a member entitled to cast two or more votes at the meeting, you may appoint two proxies and may specify the proportion of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy is deemed to exercise half of your votes.

Joint shareholders

6	In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

How to appoint a proxy

7	If you are an eligible member and a natural person, the appointment of your proxy must be in writing and signed by you or your authorised attorney.

8	If you are an eligible member and a corporation, the appointment of your proxy must be in writing and executed in any of the following ways: (i) under the corporation’s common seal or (ii) not under the corporation’s common seal but otherwise in accordance with its articles of association.

Delivery of proxy form to Company

9	For an appointment of a proxy to be effective, the following documents must be received by the Company before the time for the holding of the meeting or adjourned meeting at which the proxy proposes to vote:

(a)	The proxy form;

(b)	If the proxy form is executed by a corporation otherwise than under its common seal - an extract of its articles that evidences that it may be duly executed in that way; and

(c)	If the proxy form is signed by your attorney — the authority under which it was signed or a certified copy of the authority.

10	Those documents may be delivered in either of the following ways:

(a)	In the case of hard-copy documents - they must be left at or sent by post to the Company’s registered office or the other place, if any, specified by the Company for the purpose of the meeting.

(b)	In the case of documents comprised in an electronic record - they must be sent to an address specified by the Company for the purpose of receiving electronic records.

11	If a poll is to take place within 24 hours after it has been demanded then, in addition to the ways specified in the preceding paragraph, the documents may be delivered to the chairperson or to the Company secretary or to any director at the meeting at which the poll was demanded.

Bon Natural Life Limited

Registered Company No 358246

(the Company)

Proxy Form

I/We1

of

being a member/members of the Company and the holder/holders of ____________________________________________ (number and class of shares) appoint as my/our proxy[2]

of

at the extraordinary general meeting of the Company to be held at Room 601, Block C, Gazelle Valley, No.69, Jinye Road,High-Tech Zone, Xi’an, Shaanxi, China on 15 April 2025] at 10:00 A.M. (local time) and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

Resolution		For	Against	Abstain

1	Resolved as an ordinary resolution that, with effect from the effective date to be determined by the board of directors of the Company by a Resolution of Directors:	☐	☐	☐

(a)

every twenty five (25) existing issued and unissued class A ordinary shares of a par value of US$0.001 each in the Company (the Existing Class A Ordinary Shares) be consolidated into one (1) class A ordinary share of a par value of US$0.025 each (the Consolidated Class A Ordinary Shares), where such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Class A Ordinary Shares as set out in the existing memorandum and articles of the Company (the Existing Memorandum and Articles); and

1Full name(s) and address(es) to be inserted in block letters.

2Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write "The chairperson" without inserting an address.

(b)	all fractional entitlements to the issued Consolidated Class A Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company, but any fractional shares resulting from the Share Consolidation will be [rounded up to the next whole number], such that, the authorised share capital of the Company after the Share Consolidation shall become US$300,000 divided into (a) 10,800,000 class A ordinary shares of a par value of US$0.025 each and (b) 30,000,000 class B ordinary shares of a par value of US$0.001 each (the Share Consolidation).

2	Resolved as an ordinary resolution that with effect immediately after the Share Consolidation takes effect, (i) additional 989,200,000 class A ordinary shares of a par value of US$0.025 each, which rank pari passu in all respect with each other and the Consolidated Class A Ordinary Shares, (ii) additional 20,000,000 class B ordinary shares of a par value of US$0.001 each, which rank pari passu in all respect with each other and the Consolidated Class B Ordinary Shares and (iii) a new class of shares comprising of 50,000,000 preference shares of a par value of US$0.001 each, be created (the Increase in Authorised Share Capital), such that the authorised share capital of the Company after the Increase in Authorised Share Capital shall be increased to US$25,100,000 divided into (i) 1,000,000,000 class A ordinary shares of a par value of US$0.025 each, (ii) 50,000,000 class B ordinary shares of a par value of US$0.001 each and (iii) 50,000,000 preference shares of a par value of US$0.001 each.	☐	☐	☐

3	Resolved as a special resolution that the Company adopts the fourth amended and restated memorandum and articles of association of the Company (the Restated M&A), the draft of which is attached hereto as Appendix 1, in its entirety and in substitution for, and to the exclusion of, the Existing Memorandum and Articles with effect from the date the Share Consolidation and the Increase in Authorised Share Capital take effect.	☐	☐	☐

Dated ______________ 2025

Executed by:

Signature of shareholder

Name of Authorised Officer/Attorney: ________________________3

3To be completed if the shareholder is a corporation – please insert name of authorised officer/attorney signing on behalf of the corporate shareholder.

Appendix 1

Restated M&A